UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2024

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

Roots Real Estate Investment Community I, LLC (the “Company”) is filing this Current Report on Form 1-U/A solely to correct a scrivener’s error in property-specific information in the section titled “Property Acquisitions” included in the Company’s Current Report on Form 1-U, filed on October 3, 2024 (the “Original Report”). Other than these changes, all other information included in the Original Report, shown below, is unchanged.

Item 9. Other Events.

Property Acquisitions

Property Address:	2710 Dunmoreland Terrace Atlanta, GA 30349
Description:	This 1,326-square-foot single-family home was built in 1960 and has 3 bedrooms, and 1.5 bathrooms, and sits on approximately 0.49 acres.
Purchase Price by Roots:	$216,459 allocated purchase price
Current Market Value:	$235,000

Property Address:	2732 Randall Street, East Point 30344
Description:	This 1,326-square-foot single-family home was built in 1930 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.24 acres.
Purchase Price by Roots:	$256,000 allocated purchase price
Current Market Value:	$268,000

Property Address:	2760 Dearwood Drive SW Atlanta GA 30315
Description:	This 1,060 square-foot single-family home was built in 1957 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.35 acres
Purchase Price by Roots:	$236,909 allocated purchase price
Current Market Value:	$250,000

Property Address:	2851 Akron Street East Point, GA 30344
Description:	This 1,820-square-foot single-family was built in 1948 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.25 acres.
Purchase Price by Roots:	$260,000 allocated purchase price
Current Market Value:	$308,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 01/23/2025

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 27, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.